

Mail Stop 3628

December 12, 2008

Via Facsimile (917) 777-2534 U.S. Mail

David Fox, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

> Re: **Omrix Biopharmaceuticals, Inc.**
> **Schedule 14D-9C**
> **Filed November 25, 2008**
> **Schedules 14D-9 and 14D-9/A**
> **Filed November 25, December 1 and December 5, 2008**
> **File No. 5-82558**

Dear Mr. Fox:

The staff of the Office of Mergers and Acquisitions has limited its review of the filings to those issues addressed in our comments. Where indicated, we think you should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. All defined terms used in this letter have the same meaning as in your tender offer materials, unless otherwise indicated.

Please understand that the purpose of our review process is to assist the company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. Refer to the press release filed November 25, 2008, in your Schedule 14D9-C. Your press release refers to the safe harbor protections for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, which do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please do not refer to the safe harbor provisions in future press releases or other communications relating to this tender offer.

The Solicitation or Recommendation, page 10

2.   Explain the timing and the nature of the discussions regarding the possibility of an acquisition of the Seller by Parent beginning in 2004, and discuss the reasons that those discussions never reached fruition.

3.   Please provide greater detail concerning the potential bidders contacted to discuss a transaction with the Seller. Explain how the contacts were chosen and by whom, and how the proposed transaction was presented to the potential bidders.

4.   Discuss the Special Committee's reasons for considering an approach to Parent in response to the Investor Group's verbal proposal.

5.   Refer to your disclosure that additional bidders were contacted in August of 2008. Explain what instructions were given to UBS as to its contacts with the bidders, how the list of bidders was generated and what follow up was undertaken with bidders. Explain whether these bidders were strategic or financial bidders.

6.   Refer to the discussion on page 16 of the Special Committee's rejection of the initial $25.00 bid. Disclose the reasons that the Special Committee came to recommend the offer at this price.

Reasons for the Recommendation, page 14

7.   In your discussion of strategic alternatives, provide information about what strategic alternatives the board considered, and how those alternatives were analyzed by the Special Committee.

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures the company has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions